885 West Georgia St.
15th Floor
Vancouver, BC V6C 3E8
Canada
Tel: (+1) 604-895-7465

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For Immediate Release	TSX-V: MLA

MALA NOCHE FILES Q2 2010 RESULTS;
POISED FOR TRANSITION TO GOLD-SILVER PRODUCER

Vancouver, British Columbia – July 27, 2010 – Mala Noche Resources Corp. (the “Company”) (to be renamed “Primero Mining Corp.”) announced today that it has filed its second quarter unaudited consolidated financial statements and management’s discussion and analysis for the three months ended June 30, 2010.

The Company incurred a net loss of $2,968,780 during Q2 2010 compared with a net loss of $103,738 in the same period last year. The Company currently has no revenue-producing operations. The net loss in both periods was attributable to administrative expenses and acquisition transaction costs.

The Company expects to execute the definitive Asset Purchase Agreement, with respect to the previously announced acquisition of the San Dimas gold-silver mine from subsidiaries of Goldcorp Inc., on or before July 30, 2010 with the closing to occur shortly thereafter.

“We are very pleased with our accomplishments in the second quarter, having achieved management’s goal of securing a well known producing mine, a widely respected CEO in Joe Conway and successfully accessing the capital markets. Primero, as the Company will soon be known, is poised to become a very competitive, low cost, gold and silver producer in a politically stable jurisdiction,” said Wade Nesmith, Executive Chairman.

The Company’s second quarter unaudited consolidated financial statements and management’s discussion and analysis documents will be available on the SEDAR website at www.sedar.com.

About Mala Noche

Mala Noche Resources Corp. is a Canadian-based mineral resource company focused on precious metals, particularly gold and silver. The Company is focused on building a precious metals portfolio in the Americas by acquiring producing or near-term producing mineral properties.

On June 2, 2010, Mala Noche announced that it had entered into a binding letter agreement with subsidiaries of Goldcorp Inc. to acquire the San Dimas gold-silver mine. The agreement, which was amended on July 7, 2010, contains a number of conditions that must be satisfied before Mala Noche can complete the acquisition. The Company will consolidate all of its common shares on a 20 to one basis and change its name to Primero Mining Corp. immediately prior to the closing of the San Dimas acquisition.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The district was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

Mala Noche’s website is www.malanocheresources.com.

These securities may not be sold nor may offers to buy be accepted prior to the issuance of a receipt for the final short form prospectus from all applicable Canadian jurisdictions.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell, or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Wade Nesmith
Executive Chairman
Tel: (604) 895-7464
wnesmith@primeromining.com

Joseph F. Conway
President & CEO
Tel: (416) 572 2162
jconway@malanocheresources.com

Tamara Brown
VP, Investor Relations
Tel: (416) 572 2752
tbrown@malanocheresources.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”, such as references to the acquisition of producing assets and the exercise of the over-allotment option. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Mala Noche’s management on the date the statements are made. Mala Noche undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR RELEASE, PUBLICATION, OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Completion of the Acquisition is subject to a number of conditions. There can be no assurance that the transaction will be completed as proposed or at all. Trading in the securities of Mala Noche Resources Corp. should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.